SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 8, 2002

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, Cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Enclosures:

A description of significant changes since the date of the annual report.

1.1           Significant changes since the date of the annual report

Corporate governance

Following the General Meeting of Shareholders on May 14, 2002, the Supervisory Board elected Jürgen Dormann Chairman of the Supervisory Board, and Jean-René Fourtou Vice Chairman of the Supervisory Board.

The Aventis Management Board, elected at the Supervisory Board meeting of May 14, 2002, now includes the following members:

Igor Landau, Chairman of the Aventis Management Board.

Richard J. Markham, Vice Chairman of the Management Board and Chief Operating Officer.

Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer.

Frank L. Douglas, member of the Management Board and Executive Vice President for Drug Innovation & Approval.

Heinz-Werner Meier, member of the Management Board and Executive Vice President for Human Resources.

Dirk Oldenburg, member of the Management Board and Executive Vice President and General Counsel.

Thierry Soursac, member of the Management Board and Executive Vice President for Commercial Operations.

Sale of CropScience

The acquisition of Aventis CropScience by Bayer was completed on June 3, 2002, after having received approval from the U.S. Federal Trade Commission (FTC) and the European Commission. The clearances are subject to certain commitments to be fulfilled by Bayer after the closing.  The enterprise value of the transaction is € 7.25 billion. Aventis held 76% of the capital in Aventis CropScience, and Schering AG held 24%. Aventis has received total proceeds of around € 5.7 billion in cash and debt deconsolidation from the transaction. These proceeds will substantially enhance the financial flexibility of Aventis to further strengthen its pharmaceutical business through targeted acquisitions, partnering or in- licensing agreements.

1.2           Recent developments and future prospects

Aventis reports second-quarter and half-year results for 2002 (published in the BALO - Bulletin des Annonces Légales Obligatoires - of August 7, 2002)

Aventis consolidated half-year group net sales, including industrial activities, totaled € 11.304 billion compared with sales of € 11.646 billion in the first half of 2001. Group net income rose to € 1.488 billion during the first six months of 2002 compared to € 730 million in same period of 2001. Earnings per share for the Aventis group increased to € 1.87 during the first half of 2002 compared to € 0.93 in the year-ago period. These consolidated results include contributions from non-core activities, net gains from the divestment of Aventis CropScience as well as one-time provisions related to these non-core activities.

Core pharmaceutical business remains on growth track in second quarter:

Sales activity rises 11.4%, net income up 30%.

During the second quarter of 2002, net sales by the core business, which comprises prescription drugs and human vaccines as well as the 50% equity interest in the animal health joint venture Merial and corporate activities, rose 11.4% excluding currency and structural effects (activity growth) to €4.447 billion. During the first half of 2002, core business sales increased 11.9% to €8.799 billion on an activity basis. Net income for the core business grew 30% to €507 million in the second quarter from €389 million in the year-ago period. Half-year net income rose 35% to €937 million compared to €693 million. During the second quarter of 2002, core business EPS grew 29% to €0.64 from €0.49, while half-year EPS increased 34% to €1.18 from €0.88.

The gross margin of the core business increased to 74.6% during the second quarter. Second-quarter EBITA for the core business rose 18% to €1.098 billion compared to €930 million in the year-ago period, while the EBITA margin rose 2.4 percentage points to 24.7% during the same period.

U.S. sales activity rises 22.6% and represents 39% of total core business sales in second quarter

Core business sales in the United States rose 22.6% on an activity basis to €1.733 billion during the second quarter of 2002, while half-year sales increased 22.4% to €3.323 billion. The United States accounted for 39% of total core business sales during the second quarter of 2002 compared to 35% in the year-ago period.

Budgetary constraints and healthcare price controls affected sales in major European markets. In France, sales activity during the second quarter grew by 0.7% to €536 million and in Germany by 1.7% to €271 million. In Japan, core business sales activity declined by 2% to €227 million during the second quarter of 2002.

Sales of strategic brands rise 29.4% in second quarter of 2002

The prescription drugs business generated second-quarter sales of €4.139 billion, an activity increase of 11.4%. Sales of strategic brands, a group of key prescriptions drugs, rose 29.4% on an activity basis to €2.252 billion in the second quarter of 2002. During the second quarter of 2002, strategic brands accounted for 54% of total prescription drug sales, up from 47% in the same period of 2001.

In addition to the three leading products of Aventis — the allergy drug Allegra/Telfast, the antithrombotic Lovenox/Clexane and the chemotherapy agent Taxotere — four products are anticipated to generate sales of more than €1 billion by 2006: the cardiovascular drug Delix/Tritace, which is the only ACE inhibitor to offer prevention of cardiovascular events in high-risk patients; the long-acting insulin Lantus, which has the potential to transform the treatment of diabetes; the antibiotic Ketek, which is expected to be launched in the United States in early 2003; and the osteoporosis drug Actonel, which is being co-developed and co-marketed with Procter & Gamble, is also expected to achieve blockbuster status based on combined sales of both companies for this product.

Strong sales of all seven products contributed to the growth during the second quarter:

- Allegra/Telfast (fexofenadine) continued to deliver strong growth with sales increase of 28% on an activity basis to €565 million in the second quarter. In the leading U.S. market, sales activity during the second quarter rose 32.8% to €492 million. Allegra maintained its strength by capturing a 30% share of new prescriptions in June despite new competition in the U.S. In April 2002, Allegra was also approved and launched in Japan for skin disease which includes the treatment of itching associated with certain dermatological diseases and allergic skin conditions.

- Lovenox/Clexane (enoxaparin sodium) for the treatment and prevention of deep vein thrombosis (DVT) and certain types of heart attacks generated second-quarter sales of €397 million, an activity increase of 14.8%. In the United States, second-quarter sales activity grew 12.3% to €259 million. In the first half of 2002, Lovenox/Clexane advanced its leading position for two key indications in the U.S.

Market share in the DVT medical prophylaxis indication rose to 32% at the end of the first quarter compared to 28% at the end of 2001. For the unstable angina indication, market share increased to 40% from 35% over the same period.

- Taxotere (docetaxel), for the treatment of locally advanced or metastatic breast cancer and non-small-cell lung cancer, recorded second-quarter sales of €320 million, up 31.7% from the year-ago period. In the United States, second-quarter sales of Taxotererose 37.8% to €181 million. Interim results from a major international study presented at the American Society of Clinical Oncology meeting in May suggested the use of Taxotere in adjuvant treatment of early-stage breast cancer. In addition, other development activities are underway in different types of cancer to extend the unique profile and contribute to the future growth of Taxotere.

- Delix/Tritace (ramipril), an ACE inhibitor approved for the treatment of hypertension, heart failure and for preventing stroke, heart attack and cardiovascular death in patients at risk for cardiovascular events, generated second-quarter sales of €239 million, an activity increase of 33.5% compared to the year-ago period.

- Lantus (insulin glargine), the new once-daily basal insulin for the treatment of type 1 and type 2 diabetes, achieved sales of €72 million during the second quarter, including U.S. sales of €58 million. An important benefit of Lantus is a lower risk of nocturnal hypoglycemia. This was demonstrated in a recent 24-week study, during which patients receiving Lantus achieved good metabolic control with less nocturnal hypoglycemia compared to NPH insulin. As the first and only insulin analog to provide 24-hour basal glucose control following just one daily injection, Lantus has the potential to fundamentally transform the treatment of diabetes and improve the lives of patients through an aggressive treat-to-target approach, convenient dosing and earlier insulinization.

- Ketek (telithromycin) is the first ketolide antibiotic for the treatment of community-acquired upper and lower respiratory tract infections, including those caused by bacteria resistant to some commonly used antibiotics. Ketek has been approved in all major EU and Latin American markets and generated sales of €6 million during the second quarter in the countries where it has been launched.

- Actonel (risedronate sodium), for the treatment and prevention of osteoporosis, is being co-developed and co-marketed by Aventis and Procter & Gamble through the Alliance for Better Bone Health. During the second quarter of 2002, Actonel generated combined sales for Aventis and Procter & Gamble of €146 million compared to €69 million in the year ago-period. The share of new prescriptions accounted for by Actonel is growing steadily, helped by the recently launched 35-mg once-a-week dosage form. In mid-July 2002, Actonel had captured a 14.3% share of new prescriptions in the total U.S. osteoporosis market on a weekly basis, up from 10.1% at the end of 2001.

- The vaccines business had a strong second quarter with sales activity up 11.2% to €311 million. Pediatric combination vaccines achieved sales of €130 million, representing an increase of 11.6% on an activity basis (product sales include non-consolidated sales in Europe through a joint-venture with Merck & Co.).

Updates on progress of R&D projects — realizing commercial value of drug portfolio

During the second quarter, Aventis made progress with projects currently moving through clinical development and marketed products:

- At the end of July, Aventis submitted to the FDA a complete response to its approvable letter for Ketek, including data from a 24,000 patient study. Regulatory approval in the U.S. is expected in six months. In 2001, Ketek received an approvable letter from the FDA for treatment of community-acquired pneumonia, acute sinusitis and acute exacerbation of chronic bronchitis requesting additional safety data.

- In June, Aventis submitted applications for the regulatory approval of flexible dosing of once-daily basal insulin Lantus in the U.S. and the EU, and for pediatric use in the EU.

- In May, the U.S. Food and Drug Administration approved a new 35-mg once-a-week dosage strength for Actonel for the prevention and treatment of postmenopausal osteoporosis. This new dosage form offers patients greater convenience and good gastrointestinal tolerability. In July, the once-weekly dosage form was approved in Sweden, which is the reference member state for the mutual recognition process in Europe. Further approvals of this new dosage form in major European markets are expected as of early 2003.

- In April 2002, Delix/Tritace was approved in Germany for use in preventing stroke, heart attack and cardiovascular death in people with diabetes or those at high risk for cardiovascular disease, an indication already approved in several other European countries.

Aventis is pursuing a targeted in-licensing and business development strategy to supplement its vigorous in-house R&D efforts in key therapeutic areas. During the second quarter, two promising projects were added to the portfolio:

- In April, Aventis and Genta Inc. agreed to jointly develop and commercialize GenasenseTM, an antisense drug candidate currently in multiple phase II and phase III clinical trials to test its ability to enhance the effectiveness of chemotherapy in patients with both hematologic cancers and solid tumors.

- At the end of July, Aventis and Peptor Ltd. signed an exclusive worldwide license, development and commercialization agreement for a new diabetes therapy called DiaPep277TM, which is being developed for the prevention and treatment of latent autoimmune diabetes in adults (LADA) and type 1 diabetes. DiaPep277TM has shown in phase II clinical trials to arrest the progression of type 1 diabetes, prevent destruction of insulin-producing pancreatic cells, and reduce the need for injected insulin in newly diagnosed patients.

Merial

In the first half of 2002, sales by the animal health business Merial — a 50-50 joint venture with Merck & Co. accounted for using the equity method — rose 4% on an activity basis to €966 million. Sales by Merial are not consolidated in the Aventis core business sales.

Closing of CropScience divestment: Enhanced financial flexibility through reduced net debt

During the second quarter, the divestments of two non-core activities, the Animal Nutrition business and Aventis CropScience, were finalized. The enhanced financial flexibility resulting from the reduction in net debt to €4.8 billion at the end of the second quarter will be used to strengthen the pharmaceutical business through targeted acquisitions and in-licensing agreements.

Non-core activities

In total, sales from non-core activities declined to €1.028 billion during the second quarter of 2002 compared to €1.621 billion in the year-ago period due to the divestment of industrial activities in the course of 2001.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)

/s/ Dirk Oldenburg
Date: October 8, 2002

Name: Dirk Oldenburg
Title: General Legal Counsel